

FOR IMMEDIATE RELEASE

For more information contact:
Luis Eduardo Bravo / Macarena Gili
Investor Relations Department
Compañía Cervecerías Unidas S.A.
www.ccu-sa.com
(56-2) 427-3581 or 427-3416

CCU S.A. REPORTS CONSOLIDATED THIRD QUARTER 2006 AND YEAR TO DATE RESULTS

THIRD QUARTER

Revenues Up 8.7%, Operating Income Increased 47.6%, EBITDA[1] Up 23.0%, Net Income Increased 9.5% to US$0.26 per ADR

YEAR TO DATE

Revenues Up 7.9%, Operating Income Increased 15.7%, EBITDA[1] Up 8.8%, Net Income Increased 12.5% to US$0.97 per ADR

(Santiago, Chile, October 26, 2006) -- CCU (NYSE: CU) announced today its consolidated financial results, stated in Chilean GAAP for the third quarter and nine months ended September 30, 2006. All US dollar figures are based on the exchange rate effective September 30, 2006 (US$1.00 = Ch$537.03).

(**Note: Certain figures, including percentage figures, which appear in this press release have been rounded and may not add exactly to the total shown).

COMMENTS FROM THE CEO

We are very pleased with the results for the third quarter of 2006. Operating income and EBITDA grew by 47.6% and 23.0%, respectively.

---

(1) EBITDA represents operating income plus the sum of depreciation and amortization. EBITDA is not a calculation based on generally accepted accounting principles. The amounts in the EBITDA calculation, however, are derived from amounts included in the historical statements of income data. EBITDA is presented as supplemental information because management believes that EBITDA is useful in assessing the Company's operations. EBITDA is useful in evaluating the operating performance compared to that of other companies, as the calculation of EBITDA eliminates the effects of financing, income taxes and the accounting of capital spending, which items may vary for reasons unrelated to overall operating performance. When analyzing the operating performance, however, investors should use EBITDA in addition to, not as an alternative for, operating income and net income, as those items are defined by GAAP. Investors should also note that CCU's presentation of EBITDA may not be comparable to similarly titled measures used by other companies. Please see reconciliation of EBITDA to operating income on exhibits 1 to 4.

During the quarter, the performance of beer in Chile stood out. Its operating results and EBITDA increased by 40.3% and 19.8%, respectively, mainly explained by 22.1% higher volumes. Premium segment volumes continued a positive trend growing by 26.2% during the quarter.

The pisco business segment also had a very positive performance during Q3'06, improving its operating results and EBITDA by Ch$1,026 million (US$1.9 million) and Ch$1,056 million (US$2.0 million), respectively. These results were mainly due to better prices and a higher mix of premium products, which grew by 41.7%.

The wine segment partially recovered during the quarter, improving its operating results and EBITDA by 65.4% and 37.0%, to Ch$1.718 million (US$3.2 million) and Ch$3,074 million (US$5.7 million), respectively. These results were mainly due to lower raw material costs and lower SG&A expenses, as a consequence of the announced rationalization plan undertaken by Viña San Pedro to adapt itself to the new market conditions.

The Argentine beer business performance was also positive, improving its operating result and EBITDA by Ch$632 million (US$1.2 million) and Ch$990 million (US$1.8 million), respectively. These results were mainly a consequence of 48.1% higher revenues measured in Chilean pesos.

The volume performance of the soft drinks, mineral water and nectars segment was very encouraging, growing by 13.0% on average. Nevertheless, the profitability of this segment was temporarily affected by higher raw material costs, especially sugar, in addition to a lack of adjustment in prices to recover inflation.

Finally, we are optimistic about the future performance of CCU, based on the strength of our brands' portfolio supported by positive economic conditions, both in Chile and Argentina.

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibits 1 & 2)

REVENUES

Q3'06   Total revenues increased 8.7% to Ch$125,239 million (US$233.2 million), as a result of higher consolidated volumes and lower average price. Consolidated volumes growth is explained by increases of 22.1% in beer Chile, 13.0% in the soft drink segment, 10.9% in beer Argentina, and 7.2% in the Argentinean wine business, partially offset by lower volumes sales of domestic and export wine. The decrease in average price is explained by lower prices of the domestic wine, soft drinks and beer Chile segments, partially offset by higher prices of the beer Argentina and pisco segments.

YTD   Accumulated revenues increased 7.9%, amounting to Ch$380,142 million (US$707.9 million).

CCU



Revenues by segment

	Q3 (US$ million)				
	2005		**2006**		% Chg.
Beer - Chile	72.0	33.6%	**85.4**	**36.6%**	18.6%
Beer - Argentina	15.0	7.0%	**22.3**	**9.5%**	48.1%
Soft Drinks & Mineral Water	57.5	26.8%	**62.2**	**26.7%**	8.1%
Wine	48.8	22.7%	**39.9**	**17.1%**	-18.2%
Pisco	17.3	8.1%	**18.9**	**8.1%**	9.0%
Others	3.9	1.8%	**4.6**	**2.0%**	15.7%
TOTAL	214.6	100.0%	**233.2**	**100.0%**	8.7%

	Year to Date (US$ million)				
	2005		**2006**		% Chg.
Beer - Chile	240.4	36.6%	**275.8**	**39.0%**	14.7%
Beer - Argentina	60.2	9.2%	**69.6**	**9.8%**	15.6%
Soft Drinks & Mineral Water	181.1	27.6%	**195.6**	**27.6%**	8.0%
Wine	125.9	19.2%	**108.1**	**15.3%**	-14.1%
Pisco	37.0	5.6%	**45.1**	**6.4%**	21.8%
Others	11.4	1.7%	**13.6**	**1.9%**	19.9%
TOTAL	656.1	100.0%	**707.9**	**100.0%**	7.9%

CCU

GROSS PROFIT

Q3'06 Increased 13.5% to Ch$62,677 million (US$116.7 million) as a result of 8.7% higher revenues, partially offset by 4.2% increase in ***cost of goods sold***, which amounted to Ch$62,562 million (US$116.5 million). The increase in cost of goods sold is explained by higher costs associated with the Chilean beer, soft drink and Argentine beer segments, partially offset by lower costs in wine and pisco segments. In Q3'06, the gross profit margin, as a percentage of sales, increased from 47.9% to 50.0%, mainly due to higher volumes.

YTD Increased 10.1%, amounting to Ch$194,169 million (US$361.6 million). The consolidated gross margin increased 1.0 percentage point to 51.1%.

OPERATING RESULT

Q3'06 Amounted to Ch$15,003 million (US$27.9 million), 47.6% higher than in Q3'05, mainly due to a 13.5% higher gross profit, partially offset by 5.8% higher ***selling, general and administrative (SG&A) expenses***. SG&A expenses reached Ch$47,674 million (US$88.8 million) in Q3'06, mainly due to higher SG&A expenses in all business segments, with the exception of the wine business. SG&A expenses as a percentage of sales, decreased from 39.1% in Q3'05 to 38.1% in Q3'06 due to the dilution of some fixed expenses. The consolidated operating margin for the period increased from 8.8% to 12.0%.

YTD Increased 15.7%, amounting to Ch$48,253 million (US$89.9 million). The consolidated operating margin increased 0.9 percentage points to 12.7%.



CCU

Operating Income and Operating Margin by Segment

	Q3				
	Operating Income (US$ million)			Operating Margin	
	2005	**2006**	**% Chg**	2005	**2006**
Beer - Chile	13.4	**18.8**	**40.3%**	18.6%	**22.0%**
Beer - Argentina	-0.3	**0.8**	**NM**	-2.3%	**3.7%**
Soft Drinks & Mineral Water	4.2	**3.4**	**-19.5%**	7.4%	**5.5%**
Wine	1.9	**3.2**	**65.4%**	4.0%	**8.0%**
Pisco	-1.0	**0.9**	**NM**	-5.7%	**4.9%**
Others	0.7	**0.7**	**12.0%**	16.8%	**16.2%**
TOTAL	18.9	**27.9**	**47.6%**	8.8%	**12.0%**

	Year to Date				
	Operating Income (US$ million)			Operating Margin	
	2005	**2006**	**%Chg**	2005	**2006**
Beer - Chile	58.0	**68.8**	**18.6%**	24.1%	**25.0%**
Beer - Argentina	0.4	**2.2**	**495.7%**	0.6%	**3.2%**
Soft Drinks & Mineral Water	13.3	**13.5**	**1.4%**	7.3%	**6.9%**
Wine	6.7	**2.5**	**-62.6%**	5.3%	**2.3%**
Pisco	-4.0	**0.4**	**NM**	-10.8%	**0.8%**
Others	3.2	**2.5**	**-23.0%**	28.3%	**18.2%**
TOTAL	77.6	**89.9**	**15.7%**	11.8%	**12.7%**

EBITDA

Q3'06   Increased 23.0% to Ch$25,315 million (US$47.1 million) compared to Q3'05, while the consolidated EBITDA margin (EBITDA as a percentage of sales) was 2.4 percentage points higher than in Q3'05, reaching 20.2%.

YTD   Increased 8.8%, to Ch$79,848 million (US$148.7 million). The EBITDA margin increased 0.2 percentage points to 21.0%.



EBITDA by segment

	Q3				
	EBITDA (US$ million)			EBITDA margin	
	2005	**2006**	**% Chg**	2005	**2006**
Beer - Chile	22.7	**27.1**	**19.8%**	31.5%	**31.8%**
Beer - Argentina	1.6	**3.5**	**112.1%**	10.9%	**15.7%**
Soft Drinks & Mineral Water	9.2	**8.0**	**-13.1%**	16.0%	**12.9%**
Wine	4.2	**5.7**	**37.0%**	8.6%	**14.3%**
Pisco	-0.5	**1.4**	**NM**	-3.1%	**7.6%**
Others	1.2	**1.3**	**14.2%**	29.7%	**29.3%**
TOTAL	38.3	**47.1**	**23.0%**	17.9%	**20.2%**

	Year to Date				
	EBITDA (US$ million)			EBITDA margin	
	2005	**2006**	**% Chg**	2005	**2006**
Beer - Chile	85.1	**94.6**	**11.2%**	35.4%	**34.3%**
Beer - Argentina	7.9	**10.3**	**30.9%**	13.1%	**14.9%**
Soft Drinks & Mineral Water	28.1	**27.6**	**-1.5%**	15.5%	**14.1%**
Wine	13.7	**10.0**	**-26.8%**	10.9%	**9.3%**
Pisco	-2.8	**1.8**	**NM**	-7.7%	**4.1%**
Others	4.8	**4.3**	**-10.8%**	41.9%	**31.2%**
TOTAL	136.7	**148.7**	**8.8%**	20.8%	**21.0%**

NON-OPERATING RESULTS

Q3'06 Decreased Ch$1,170 million (US$2.2 million) compared to the same quarter last year, from a loss of Ch$1,939 million (US$3.6 million) to a loss of Ch$3,109 million (US$5.8 million). The decrease in non-operating results is mainly explained by:

- *Other non-operating income/expenses,* which decreased from a gain of Ch$666 million (US$1.2 million) in Q3'05 to a loss of Ch$93 million (US$0.2 million) this quarter, mainly due to the reappraisal of some disposable assets in Q3'05 and the write-off of some fixed assets this quarter.

- *Foreign currency exchange result*, which decreased from a gain of Ch$773 million (US$1.4 million) to a gain of Ch$29 million (US$0.1 million), due to the depreciation of the exchange rate during the quarter over a net liability position in foreign currency.

These negative effects were partially offset by:

- *Net interest expense*, which decreased from Ch$1,852 million (US$3.4 million) in Q3'05 to Ch$1,605 million (US$3.0 million) in Q3'06, mainly due to lower debt and higher cash balances.

- *Equity in net income of related companies,* which improved from a loss of Ch$145 million (US$0.3 million) to a gain of Ch$32 million (US$0.1 million) in Q3'06, mainly due to better results from Calaf.

YTD Improved from a loss of Ch$6,455 million (US$12.0 million) to a loss of Ch$6,344 million (US$11.8 million).

NET INCOME

Q3'06 Increased from Ch$8,249 million (US$15.4 million) to Ch$9,036 million (US$16.8 million), mainly due to higher operating results, partially offset by higher income taxes, lower non-operating results and higher minority interest charges. The higher income tax is mainly explained by the better operating results obtained during the quarter and a higher effective tax rate in Argentina.

YTD Increased from Ch$29,654 million (US$55.2 million) to Ch$33,349 million (US$62.1 million), mainly due to improved operating and non-operating results as well as lower minority interest charges, partially offset by higher income taxes.

CCU

SEGMENT HIGHLIGHTS (Exhibits 3 & 4)

Revenues and operating margins have been separated by business segments. Revenues for each business segment have been categorized according to those derived from core beverage products (beer, soft drinks, wine, etc.) and those derived from the sale of other non-core products. The results of the Company's plastic packaging division and confectionery sales have been included in the "Others" business segment. In this segment, inter-company sales have been eliminated. Corporate overhead expenses have been allocated pro-rata to the individual business segments based on "Service Level Agreements". The costs of the logistics subsidiary, Transportes CCU, which are not directly related to each business segment, are allocated based on the case volume handled of each product.

(** Note: the comments below regarding volumes and pricing refer to Q3'06.)

BEER CHILE

Revenues increased 18.6% to Ch$45,861 million (US$85.4 million), as a result of 22.1% higher sales volumes, partially offset by 3.1% lower real average prices.

Operating Income increased 40.3% to Ch$10,112 million (US$18.8 million), mainly as a result of higher revenues, the effect of which was partially offset by higher cost of goods sold and higher SG&A expenses. **Cost of goods sold** increased 22.6% to Ch$18,348 million (US$34.2 million), mainly due to higher energy costs and higher direct costs as a consequence of a higher mix of one-way products. As a percentage of sales, cost of goods sold increased from 38.7% in Q3'05 to 40.0% in Q3'06. **SG&A** expenses increased 5.4% to Ch$17,402 million (US$32.4 million) mainly due to higher distribution and marketing expenses. As a percentage of sales, SG&A expenses fell to 37.9%, 4.7 percentage points lower than in Q3'05. The operating margin increased from 18.6% in Q3'05 to 22.0% in Q3'06, mainly due to the dilution of some fixed expenses.

EBITDA increased 19.8% to Ch$14,579 million (US$27.1 million), while the EBITDA margin was 31.8% of sales, 0.3 percentage points higher than in Q3'05.

Comments Sales volumes continued their very positive performance, increasing 22.1% during the quarter, most notably the Cristal, Heineken, Escudo and Kunstmann brands. In spite of a higher mix of one-way products, average prices decreased during the quarter. In September, canned beer prices in supermarkets increased by 7.2%.

CCU

BEER ARGENTINA

Revenues Prices in US dollar terms increased 8.4% and volumes grew by 10.9%. Revenues converted to Chilean pesos increased by 48.1% to Ch$11,955 million (US$22.3 million). Prices in Chilean pesos grew by 31.8%.

Operating Income improved from a loss of Ch$186 million (US$0.3 million) in Q3'05 to a gain of Ch$446 million (US$0.8 million) in Q3'06, as a result of higher revenues, partially offset by higher cost of goods sold and SG&A expenses. **Cost of goods sold** increased 38.3%, reaching Ch$5,957 million (US$11.1 million) this quarter mainly due to higher direct costs and depreciation. As a percentage of sales, cost of goods sold decreased from 53.4% to 49.8%. **SG&A** expenses, measured in Chilean pesos increased 40.5% from Ch$3,952 million (US$7.4 million) to Ch$5,552 million (US$10.3 million), mainly due to higher marketing and distribution expenses. As a percentage of sales, SG&A expenses decreased from 48.9% to 46.4%. The operating margin improved from a negative 2.3% in Q3'05 to a positive 3.7% in Q3'06.

EBITDA increased 112.1% from Ch$883 million (US$1.6 million) to Ch$1,873 million (US$3.5 million) this quarter, while the EBITDA margin improved from 10.9% to 15.7% in Q3'06.

Comments The profitability of this segment continued improving due to higher volumes and better prices. Prices increased from US$41 per HL in Q3'05 to US$45 per HL in Q3'06, mainly due to a higher mix of premium products and a stricter control of discounts. In Chilean pesos, prices increased something more due to the conversion to local currency. Sales volumes of the nationwide brands Budweiser, Heineken and Schneider increased during the quarter.

SOFT DRINKS, NECTARS & MINERAL WATER

Revenues increased 8.1% to Ch$33,404 million (US$62.2 million), due to 13.0% higher sales volumes, partially offset by 4.4% lower average prices.

Operating Income decreased 19.5% to Ch$1,834 million (US$3.4 million) this quarter, as a result of higher cost of goods sold and SG&A expenses, partially offset by higher revenues. **Cost of goods sold** increased 17.4% to Ch$16,603 million (US$30.9 million) during Q3'06, mainly due to higher direct costs as a consequence of higher raw material prices –mainly sugar– and a lower adjustment related to bottle warranties. As a percentage of sales, cost of goods sold increased from 45.8% to 49.7%. **SG&A** expenses increased 3.4% to Ch$14,967 million (US$27.9 million), mainly due to higher distribution expenses, partially offset by lower marketing expenses. As a percentage of sales, SG&A expenses decreased from 46.8% to 44.8%. The operating margin decreased from 7.4% in Q3'05 to 5.5% this quarter.

EBITDA decreased 13.1% to Ch$4,299 million (US$8.0 million), while the EBITDA margin was 12.9% of sales, 3.1 percentage points lower than in Q3'05.

Comments Sales volumes had a very positive evolution in all categories. Soft drinks, nectars and mineral waters grew by 14.0%, 20.9% and 5.2%, respectively. Pepsi brands sold well during the quarter. Nevertheless, profitability was affected mainly by temporary cost pressures of some raw materials, especially sugar, and a lack of adjustment in prices to recover inflation. During the quarter was launched the light version of Canada Dry Limón Soda and a new proprietary bottle for Bilz and Pap.

WINE

Revenues decreased 18.2% to Ch$21,441 million (US$39.9 million) due to a decrease of 16.9% in bottled wine sales and 36.0% in bulk wine sales. The decrease in bottled wine sales are explained by 12.6% lower volumes and 4.9% lower average prices.

Operating Income increased 65.4% from Ch$1,039 million (US$1.9 million) to Ch$1,718 million (US$3.2 million) in Q3'06, mainly due to lower cost of goods sold and SG&A expenses, partially offset by lower revenues. **Cost of goods sold** decreased 24.8% from Ch$18,627 million (US$34.7 million) in Q3'05 to Ch$14,014 million (US$26.1 million) this quarter, mainly due to lower volumes and direct costs. As a percentage of sales, cost of goods sold decreased from 71.1% in Q3'05 to 65.4%. **SG&A** expenses decreased 12.6% to Ch$5,710 million (US$10.6 million), mainly due to lower marketing and general expenses. As a percentage of sales, SG&A expenses increased from 24.9% to 26.6%. Accordingly, the operating margin improved from 4.0% in Q3'05 to 8.0% in Q3'06.

EBITDA improved Ch$831 million (US$1.5 million) to Ch$3,074 million (US$5.7 million) in Q3'06, while the EBITDA margin improved from 8.6% to 14.3%.

Comments During the quarter, the wine segment improved its profitability mainly due to lower raw material costs, explained mainly by the lower cost of the 2006 harvest, especially for mass consumption wines, lower costs of packaging and lower SG&A expenses as a consequence of the announced rationalization plan undertaken by the winery to adapt to the new market conditions.

PISCO

Revenues increased 9.0% to Ch$10,125 million (US$18.9 million), mainly due to 14.1% higher prices, partially offset by 6.3% lower volumes.

Operating Income improved from a loss of Ch$531 million (US$1.0 million) to a gain of Ch$495 million (US$0.9 million) in Q3'06, mainly due to higher revenues and lower cost of goods sold, partially offset by higher SG&A expenses. **Cost of goods sold** decreased 8.1% to Ch$6,127 million (US$11.4 million) mainly due to lower volumes and direct costs. As a percentage of sales, cost of goods sold decreased from 71.8% to 60.5%. **SG&A** expenses increased 11.0% to Ch$3,503 million (US$6.5 million) due to higher marketing and distribution expenses. As a percentage of sales, SG&A expenses increased from 33.9% to 34.6%. Accordingly, the operating margin improved from a negative 5.7% in Q3'05 to a positive 4.9% in Q3'06.

EBITDA improved Ch$1,056 million (US$2.0 million) from a loss of Ch$285 million (US$0.5 million) to a gain of Ch$771 million (US$1.4 million), while the EBITDA margin improved from a negative 3.1% to a positive 7.6%.

Comments Profitability of this segment continues improving, due to better prices and the Company's focus on sales associated with the premium segment. Lower volumes are explained by a contraction of the industry, mainly in lower priced pisco. Compañía Pisquera de Chile has already implemented the use of CCU's shared services. Additionally, other measures have been taken to continue improving profitability through cost rationalization initiatives, such as new layout of production facilities and lower cost of grapes, which are projected to continue decreasing to historic levels. Most of the benefits of these initiatives should be captured by Q4'07 and in full during 2008.

(Five exhibits to follow)

CCU

Exhibit 1: Income Statement (Third Quarter 2006)

	Ch$ millions		US$ millions (1)		%
	Q3'06	Q3'05	Q3'06	Q3'05	Change
Net sales	125,239	115,262	233.2	214.6	8.7%
Cost of goods sold	(62,562)	(60,033)	(116.5)	(111.8)	4.2%
% of sales	50.0%	52.1%	50.0%	52.1%	
Gross profit	62,677	55,230	116.7	102.8	13.5%
% of sales	50.0%	47.9%	50.0%	47.9%	
SG&A	(47,674)	(45,065)	(88.8)	(83.9)	5.8%
% of sales	38.1%	39.1%	38.1%	39.1%	
Operating income	15,003	10,165	27.9	18.9	47.6%
% of sales	12.0%	8.8%	12.0%	8.8%	
Non-operating result					
Financial income	227	60	0.4	0.1	280.7%
Equity in NI of rel. companies	32	(145)	0.1	(0.3)	NM
Other non-operating income	563	900	1.0	1.7	-37.4%
Amortization of goodwill	(661)	(643)	(1.2)	(1.2)	2.7%
Interest expenses	(1,832)	(1,911)	(3.4)	(3.6)	-4.1%
Other non-operating expenses	(656)	(233)	(1.2)	(0.4)	181.2%
Price level restatement	(810)	(739)	(1.5)	(1.4)	9.7%
Currency exchange result	29	773	0.1	1.4	-96.3%
Total	(3,109)	(1,939)	(5.8)	(3.6)	60.4%
Income before taxes	11,893	8,226	22.1	15.3	44.6%
Income taxes	(2,542)	81	(4.7)	0.2	NM
Tax rate	21.4%	-1.0%	21.4%	-1.0%	
Minority interest	(327)	(74)	(0.6)	(0.1)	341.1%
Amort. of negative goodwill	12	16	0.0	0.0	-24.3%
Net income	9,036	8,249	16.8	15.4	9.5%
% of sales	7.2%	7.2%	7.2%	7.2%	
Earnings per share	28.37	25.90	0.05	0.05	9.5%
Earnings per ADR	141.85	129.49	0.26	0.24	
Weighted avg. shares (millions)	318.5	318.5	318.5	318.5	
Depreciation	10,177	10,293	19.0	19.2	-1.1%
Amortization	136	128	0.3	0.2	6.2%
EBITDA	25,315	20,585	47.1	38.3	23.0%
% of sales	20.2%	17.9%	20.2%	17.9%	
Capital expenditures	14,330	13,177	26.7	24.5	8.7%

(1) Exchange rate: US$1.00 = Ch$537.03

CCU

Exhibit 2: Income Statement (Nine Months Ended September 30, 2006)

	Ch$ millions		US$ millions (1)		%
	30-Sep-06	30-Sep-05	30-Sep-06	30-Sep-05	Change
Net sales	380,142	352,325	707.9	656.1	7.9%
Cost of goods sold	(185,974)	(175,920)	(346.3)	(327.6)	5.7%
% of sales	48.9%	49.9%	48.9%	49.9%	
Gross profit	194,169	176,405	361.6	328.5	10.1%
% of sales	51.1%	50.1%	51.1%	50.1%	
SG&A	(145,916)	(134,714)	(271.7)	(250.8)	8.3%
% of sales	38.4%	38.2%	38.4%	38.2%	
Operating income	48,253	41,691	89.9	77.6	15.7%
% of sales	12.7%	11.8%	12.7%	11.8%	
Non-operating result					
Financial income	1,437	821	2.7	1.5	75.2%
Equity in NI of rel. companies	106	(27)	0.2	(0.1)	NM
Other non-operating income	3,237	1,481	6.0	2.8	118.6%
Amortization of goodwill	(2,927)	(1,996)	(5.4)	(3.7)	46.6%
Interest expense	(5,573)	(5,644)	(10.4)	(10.5)	-1.3%
Other non-operating expenses	(1,256)	(1,175)	(2.3)	(2.2)	6.9%
Price level restatement	(906)	(110)	(1.7)	(0.2)	727.0%
Currency exchange result	(464)	195	(0.9)	0.4	NM
Total	(6,344)	(6,455)	(11.8)	(12.0)	-1.7%
Income before taxes	41,909	35,236	78.0	65.6	18.9%
Income taxes	(8,864)	(5,079)	(16.5)	(9.5)	74.5%
Tax rate	21.2%	14.4%	21.2%	14.4%	
Minority interest	267	(541)	0.5	(1.0)	NM
Amort. of negative goodwill	37	37	0.1	0.1	0.4%
Net income	33,349	29,654	62.1	55.2	12.5%
% of sales	8.8%	8.4%	8.8%	8.4%	
Earnings per share	104.71	93.10	0.19	0.17	12.5%
Earnings per ADR	523.53	465.51	0.97	0.87	
Weighted avg. shares (millions)	318.5	318.5	318.5	318.5	
Depreciation	31,156	31,285	58.0	58.3	-0.4%
Amortization	439	410	0.8	0.8	7.0%
EBITDA	79,848	73,386	148.7	136.7	8.8%
% of sales	21.0%	20.8%	21.0%	20.8%	
Capital expenditures	32,175	31,065	59.9	57.8	3.6%

(1) Exchange rate: US$1.00 = Ch$537.03

CCU

Exhibit 3: Segment Information - Third Quarter 2006

	Beer - Chile		Beer - Argentina		Soft Drinks & Min Water		Wine		Pisco		Others	
	2006	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**
OPERATING RESULTS												
(all figures in Ch$ millions)												
Revenues												
Core products	45,073	38,066	11,778	8,058	33,227	30,785	20,381	24,540	10,025	9,371	2,452	2,120
Other products	788	616	177	16	176	112	1,060	1,657	100	-79	0	0
Total	45,861	38,682	11,955	8,074	33,404	30,897	21,441	26,197	10,125	9,292	2,452	2,120
% change	18.6%		48.1%		8.1%		-18.2%		9.0%		15.7%	
Cost of sales	(18,348)	(14,961)	(5,957)	(4,308)	(16,603)	(14,148)	(14,014)	(18,627)	(6,127)	(6,669)	(1,514)	(1,320)
% of sales	40.0%	38.7%	49.8%	53.4%	49.7%	45.8%	65.4%	71.1%	60.5%	71.8%	61.7%	62.3%
SG&A	(17,402)	(16,513)	(5,552)	(3,952)	(14,967)	(14,470)	(5,710)	(6,531)	(3,503)	(3,155)	(541)	(445)
% of sales	37.9%	42.7%	46.4%	48.9%	44.8%	46.8%	26.6%	24.9%	34.6%	33.9%	22.1%	21.0%
Operating profit	10,112	7,208	446	(186)	1,834	2,279	1,718	1,039	495	(531)	398	355
% change	40.3%		NM		-19.5%		65.4%		NM		12.0%	
% of sales	22.0%	18.6%	3.7%	-2.3%	5.5%	7.4%	8.0%	4.0%	4.9%	-5.7%	16.2%	16.8%
Depreciation	4,467	4,957	1,391	1,037	2,465	2,669	1,263	1,111	270	246	321	274
Amortization	(0)	1	36	32	(0)	1	93	93	6	0	(0)	0
EBITDA	14,579	12,166	1,873	883	4,299	4,949	3,074	2,243	771	(285)	719	630
% change	19.8%		112.1%		-13.1%		37.0%		NM		14.2%	
% of sales	31.8%	31.5%	15.7%	10.9%	12.9%	16.0%	14.3%	8.6%	7.6%	-3.1%	29.3%	29.7%

	Beer - Chile		Beer - Argentina*		Soft Drinks & Min Water		Wine***		Pisco	
	2006	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**
VOLUMES & PRICING										
					Total**		Total		Total	
Volume (HLs)	976,138	799,226	509,899	459,684	1,151,725	1,019,612	248,296	284,161	61,708	65,834
% change	22.1%		10.9%		13.0%		-12.6%		-6.3%	

Soft Drinks & Min Water volume breakdown:

Soft Drinks		Chile - Domestic	
789,231	692,501	138,465	160,440
14.0%		-13.7%	
Nectars		**Chile - Bottled Exports**	
141,846	117,285	97,542	112,256
20.9%		-13.1%	
Mineral Water			
220,647	209,826	**Argentina**	
5.2%		12,288	11,465
		7.2%	

* Volumes include exports of 18,854 HL (10,948 HL to Chile) and 11,475 HL (7,588 HL to Chile) in Q3'06 and Q3'05, respectively.

** In unit cases, sales from the soft drinks and mineral water segment totaled 20.3 million and 18.0 million in Q3'06 and Q3'05, respectively.

*** Volumes do not include bulk volumes of 18,940 HL (13,210 HL from Chile exports and 5,730 HL from Argentina) and 33,244 (30,871 HL from Chile exports and 2,374 HL from Argentina) in Q3'06 and Q3'05, respectively.

					Total		Total			
Price (Ch$ / HL)	46,175	47,628	23,099	17,530	28,850	30,193	82,085	86,359	162,466	142,347
% change (real)	-3.1%		31.8%		-4.4%		-4.9%		14.1%	

Soft Drinks & Min Water price breakdown:

Soft Drinks		Chile - Domestic	
27,836	29,117	55,840	62,689
-4.4%		-10.9%	
Nectars		**Chile - Bottled Exports**	
40,690	42,622	117,630	120,253
-4.5%		-2.2%	
Mineral Water			
24,864	26,798	**Argentina**	
-7.2%		95,670	85,719
		11.6%	

CCU

Exhibit 4: Segment Information - Nine Months Ended September 30, 2006

	Beer - Chile		Beer - Argentina		Soft Drinks & Min Water		Wine		Pisco		Others	
	2006	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**
OPERATING RESULTS												
(all figures in Ch$ millions)												
Revenues												
Core products	145,955	127,345	37,255	32,120	104,528	96,892	54,675	62,205	23,967	19,818	7,328	6,112
Other products	2,173	1,757	124	222	509	384	3,391	5,419	238	52	0	0
Total	148,128	129,102	37,379	32,341	105,037	97,276	58,065	67,623	24,205	19,869	7,328	6,112
% change	14.7%		15.6%		8.0%		-14.1%		21.8%		19.9%	
Cost of sales	(56,349)	(48,228)	(18,533)	(16,972)	(51,327)	(46,976)	(40,409)	(46,324)	(14,791)	(14,131)	(4,565)	(3,289)
% of sales	38.0%	37.4%	49.6%	52.5%	48.9%	48.3%	69.6%	68.5%	61.1%	71.1%	62.3%	53.8%
SG&A	(54,814)	(49,699)	(17,667)	(15,171)	(46,478)	(43,171)	(16,308)	(17,697)	(9,219)	(7,882)	(1,431)	(1,093)
% of sales	37.0%	38.5%	47.3%	46.9%	44.2%	44.4%	28.1%	26.2%	38.1%	39.7%	19.5%	17.9%
Operating profit	36,966	31,174	1,179	198	7,232	7,130	1,349	3,602	195	(2,143)	1,332	1,731
% change	18.6%		495.7%		1.4%		-62.6%		NM		-23.0%	
% of sales	25.0%	24.1%	3.2%	0.6%	6.9%	7.3%	2.3%	5.3%	0.8%	-10.8%	18.2%	28.3%
Depreciation	13,827	14,511	4,256	3,920	7,613	7,938	3,757	3,471	752	614	951	830
Amortization	1	3	118	124	0	2	279	281	40	0	0	0
EBITDA	50,793	45,689	5,553	4,241	14,846	15,070	5,385	7,354	987	(1,529)	2,283	2,561
% change	11.2%		30.9%		-1.5%		-26.8%		NM		-10.8%	
% of sales	34.3%	35.4%	14.9%	13.1%	14.1%	15.5%	9.3%	10.9%	4.1%	-7.7%	31.2%	41.9%

	Beer - Chile		Beer - Argentina*		Soft Drinks & Min Water		Wine***		Pisco	
	2006	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**
VOLUMES & PRICING										
					Total**		Total		Total	
Volume (HLs)	3,211,346	2,782,690	1,598,673	1,508,445	3,630,804	3,316,236	651,115	704,253	147,243	144,784
% change	15.4%		6.0%		9.5%		-7.5%		1.7%	
					Soft Drinks		Chile - Domestic			
					2,436,524	2,278,319	350,461	394,579		
					6.9%		-11.2%			
					Nectars		Chile - Bottled Exports			
					388,464	319,467	270,355	280,995		
					21.6%		-3.8%			
					Mineral Water		Argentina			
					805,817	718,450	30,298	28,679		
					12.2%		5.6%			

* Volumes include exports of 50,370 HL (25,768 HL to Chile) and 39,624 HL (28,405 HL to Chile) in 2006 and 2005, respectively.

** In unit cases, sales from the soft drink and mineral water segment totaled 63.9 million and 58.4 million in 2006 and 2005, respectively.

*** Volumes do not include bulk volumes of 55,820 HL (45,170 HL from Chile exports and 10,650 HL from Argentina) and 110,632 HL (90,707 HL from Chile exports and 19,925 HL from Argentina) in 2006 and 2005, respectively.

	Beer - Chile		Beer - Argentina		Soft Drinks & Min Water		Wine		Pisco	
					Total		Total			
Price (Ch$ / HL)	45,450	45,763	23,304	21,293	28,789	29,218	83,971	88,327	162,774	136,876
% change (real)	-0.7%		9.4%		-1.5%		-4.9%		18.9%	
					Soft Drinks		Chile - Domestic			
					27,917	28,673	58,254	62,673		
					-2.6%		-7.1%			
					Nectars		Chile - Bottled Exports			
					41,602	43,027	115,134	123,234		
					-3.3%		-6.6%			
					Mineral Water		Argentina			
					25,251	24,804	103,365	99,277		
					1.8%		4.1%			

CCU

Exhibit 5: Balance Sheet

	Ch$ millions		US$ millions (1)		%
	30-Sep-06	30-Sep-05	30-Sep-06	30-Sep-05	Change
ASSETS					
Cash & equivalents	63,434	56,519	118.1	105.2	12.2%
Other current assets	175,488	172,108	326.8	320.5	2.0%
Total current assets	238,922	228,627	444.9	425.7	4.5%
PP&E, net	338,523	330,964	630.4	616.3	2.3%
Other assets	79,967	85,574	148.9	159.3	-6.6%
TOTAL ASSETS	657,412	645,165	1,224.2	1,201.4	1.9%
LIABILITIES & STOCKHOLDERS' EQUITY					
Short-term debt (2)	31,144	18,618	58.0	34.7	67.3%
Other current liabilities	86,299	83,095	160.7	154.7	3.9%
Total current liabilities	117,443	101,713	218.7	189.4	15.5%
Long-term debt (2)	118,962	143,133	221.5	266.5	-16.9%
Other long-term liabilities	40,173	37,057	74.8	69.0	8.4%
Total long-term liabilities	159,135	180,190	296.3	335.5	-11.7%
Minority interest	41,074	42,478	76.5	79.1	-3.3%
Stockholders' equity	339,759	320,785	632.7	597.3	5.9%
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	657,412	645,165	1,224.2	1,201.4	1.9%

OTHER FINANCIAL INFORMATION

Total financial debt	150,107	161,751	279.5	301.2	-7.2%
Net debt (3)	86,673	105,232	161.4	196.0	-17.6%
Liquidity ratio	2.03	2.25			
Debt / Capitalization	0.28	0.31			

(1) Exchange rate: US$1.00 = Ch$537.03

(2) Includes only financial debt

(3) Total financial debt minus cash & equivalents